DC
No Act
P.E. 12-28-06

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

07044067

January 31, 2007

Jeffrey T. Williams
Senior General Attorney
Burlington Northern Santa Fe Corporation
P.O. Box 961039
Fort Worth, TX 76161-0039

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/31/2007

Re: Burlington Northern Santa Fe Corporation
Incoming letter dated December 28, 2006

Dear Mr. Williams:

This is in response to your letter dated December 28, 2006 concerning the shareholder proposal submitted to BNSF by Emil Rossi. We also have received a letter on the proponent's behalf dated January 29, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

RECD S.E.C.
FEB 2 2007
1086

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

PROCESSED
B FEB 23 2007
THOMSON
FINANCIAL

934612

Jeffrey T. Williams
Senior General Attorney

Burlington Northern Santa Fe Corporation
P. O. Box 961039
Fort Worth, Texas 76161-0039
2500 Lou Menk Drive
Fort Worth, Texas 76131-2828
tel 817 352-3466
fax 817 352-2397
Jeffrey.williams@bnsf.com

December 28, 2006

Via UPS

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Burlington Northern Santa Fe Corporation --Stockholder Proposal Submitted by Emil Rossi

Ladies and Gentlemen:

This letter is submitted by Burlington Northern Santa Fe Corporation, a Delaware corporation ("BNSF"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of BNSF's intention to exclude from its proxy materials for its 2007 annual meeting of stockholders (the "Annual Meeting") a stockholder proposal, received on November 7, 2006 (the "Proposal") from Emil Rossi ("Rossi"). For the reasons set forth below, BNSF intends to exclude the Proposal pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(7) on the grounds that it is materially misleading in violation of the proxy rules and relates to the ordinary business operations of the company. BNSF requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Commission if BNSF excludes the Proposal from its Annual Meeting proxy statement.

BNSF intends to file its definitive proxy materials for the Annual Meeting on or about March 20, 2007. In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed, and BNSF has sent one copy to Rossi and his proxy/designee, John Chevedden.

The Proposal

The Proposal, attached hereto as Exhibit A, provides:

RESOLVED, shareholders ask our board of directors to adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee report in the proxy statement.

The Proposal also provides:

The policy should provide that appropriate disclosures will be made to ensure that stockholders fully understand that the vote is advisory, will not affect any person's compensation and will not affect the approval of any compensation-related proposal submitted for a vote of stockholders at the same or any other meeting of stockholders.

Discussion

1. BNSF May Exclude the Proposal in Reliance on Rule 14a-8(i)(3) on the Basis that it is Materially Misleading in Violation of Rule 14a-9.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if either the proposal or the supporting statement is contrary to any of the proxy rules --including Rule 14a-9, which prohibits the inclusion of materially false or misleading statements in proxy soliciting materials. The Proposal is excludable under Rule 14a-8(i)(3) for three reasons: first, the Proposal is materially misleading, second, the Proposal is materially vague and indefinite and therefore misleading; and third, any action ultimately taken upon implementation of the Proposal would be different from the type of action envisioned by stockholders at the time that their votes were cast.

a. The Proposal is Materially False and Misleading

1. References to Compensation Committee Report

The Proposal is excludable on the grounds that it is materially false or misleading under Rule 14a-8(i)(3) . The supporting statement, which is intended to provide the purpose and scope of the Proposal cites the practice in the United Kingdom of submitting a directors' remuneration report to an advisory stockholder vote. When read together with the resolved clause, the supporting statement could lead one to the conclusion that the Proposal would allow shareholders to vote on executive compensation matters.

We note that the compensation committee will no longer be required to include a discussion of the compensation committee's "policies applicable to the registrant's executive officers" (as required previously under Item 402(k)(1) of Regulation S-K) and, instead, will be required to state whether: (a) the compensation committee has reviewed and discussed the Compensation Discussion and Analysis with management; and (b) based on the review and discussions, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's annual report on Form 10-K and, as applicable, the company's proxy or information statement. The Proposal's implication that it would allow shareholders to express their opinion about executive compensation practices would be potentially materially misleading as shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis. The Staff took the position that a proposal substantially similar to the Proposal was potentially materially misleading in *Sara Lee Corp.* (September 11, 2006). In *Sara Lee Corp.*, the Staff permitted the proponent to revise the proposal noting that the requirements for the Compensation Committee Report had been revised following the deadline for submitting proposals. In the instant case, however, the Proposal was submitted several months following the revision to the Compensation Committee Report requirements.

In addition, even if Rossi was permitted to revise the Proposal to refer to the Compensation Discussion and Analysis instead of the Compensation Committee Report, the Proposal would continue to be vague and indefinite. The following questions are at the forefront of the ambiguities raised by the Proposal: What would BNSF shareholders be asked to vote upon if the Proposal was implemented? The Compensation Committee Report (or Compensation Discussion and Analysis) set forth in the proxy statement? BNSF's executive officer compensation practices? If the Compensation Committee Report (or Compensation Discussion and Analysis), what then is the purpose of the Proposal? For example, what would it mean if stockholders "disapprove" of the Compensation Committee Report (or Compensation Discussion and Analysis)? Would that mean that they disapprove of the disclosures therein, or that they object to the policies discussed? Alternatively, if the Proposal seeks to require that stockholders be asked to "approve" the compensation paid to BNSF's executive officers, how will that be communicated to stockholders voting on the Proposal?

The Proposal, at best, is unclear on these points. The resolved clause appears to suggest that the Proposal seeks a policy that would allow stockholders to vote on the Compensation Committee Report, while the supporting statement suggests that the Proposal seeks a stockholder vote on BNSF's compensation practices. As a matter of law and practice, the Compensation Committee Report (and now the Compensation Discussion and Analysis) simply responds to the disclosure requirements of Regulation S-K and is not a proxy for BNSF's compensation practices themselves.

In *Sensar Corporation* (Jul. 17, 2001), for example, the Staff agreed with Sensar that it could exclude a proposal that provided that "The shareholders wish to express displeasure over the terms of the options on 2.2 million shares of Sensar that were recently granted to management, the board of directors, and certain consultants, and the shareholders wish to express displeasure over the seemingly unclear or misleading disclosures relating to those options." The Proposal, like the Sensar proposal, seeks to permit stockholders to express their approval of compensation disclosures and not compensation practices themselves. The Staff in *Sensar* agreed that this provided a basis for excluding the proposal. We believe that the Staff should take the same position here.

2. <u>References to Shareholder Input</u>

The fifth paragraph of the supporting statement provides that "Stockholders do not have any mechanism for providing ongoing input at our Company." This statement is inaccurate. As disclosed in BNSF's proxy statement, shareholders may communicate with our Board, with non-management directors or one or more Board members by mail to the address set forth in the proxy statement. Shareholders considering the Proposal may be mislead into believing that an advisory management resolution is the only way shareholders can communicate with the Board regarding executive compensation.

The Staff has directed proponents to delete or correct inaccurate statements concerning voting percentages in proposals or supporting statements. *See The Boeing Co.* (Mar. 6, 2000); *The Boeing Co.* (Feb. 7, 2001); *Northrop Grumman Corp.* (Feb. 16, 2001); and *CenterPoint Energy, Inc.* (Mar. 2, 2004). Further, the Staff has provided in Staff Legal Bulletin 14B that there are certain circumstances where materially false and misleading statements in a proposal may merit exclusion of the proposal.

3. <u>References to Lead Director</u>

The supporting statement also states that BNSF has no lead director. Again this statement is inaccurate. BNSF's Corporate Governance Guidelines available on its website provides that BNSF's Lead Director will rotate annually among the chairs of the Audit Committee, the Directors and Corporate Governance Committee or the Compensation and Development Committee. Again, shareholders considering the Proposal may be mislead in considering the Proposal because Rossi's supporting statement cites governance issues as a reason to support the proposal.

As stated above, the Staff has concluded on numerous occasions that exclusion or modification of a proposal is appropriate in circumstances where the proposal contains materially false or misleading statements.

b. The Proposal is Materially Vague and Indefinite

The Staff has interpreted Rule 14a-8(i)(3) to permit the exclusion of a stockholder proposal that it is vague, indefinite and therefore materially misleading if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sep. 15, 2004). The Proposal is replete with inherently vague and indefinite terms, and as a result, neither the stockholders voting on the proposal, nor the company in implementing the proposal would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

The resolved clause contained in a stockholder proposal is the "action" item - it tells stockholders voting on the proposal what the proposal intends to do. It also serves as the blueprint for the board, contextualized by the supporting statement, for the action the board is to take if the proposal is approved. The resolved clause of the Proposal urges the board to adopt a policy that BNSF shareholders be "given" the opportunity to vote on an "advisory management resolution" to "approve" the report of the Compensation and Development Committee set forth in the proxy statement (the "Compensation Committee Report"). Key terms in the resolved clause - the terms "advisory management resolution" and "approve," are undefined. Further, and perhaps most importantly, the purpose of the policy and advisory management vote is unclear.

Additional ambiguities of the Proposal are raised by the statements that the resolution will not affect "any person's" compensation and "will not affect the approval of any compensation-related proposal submitted for a vote of stockholders at the same *or any other meeting of stockholders*." These statements undermine the Proposal and supporting statement. The supporting statement suggests that the Proposal is intended to provide stockholders influence over pay practices.

In fact, to the extent that BNSF adopts a policy that implements the Proposal and seeks an advisory vote of stockholders, it may be materially misleading to suggest that the advisory vote will not affect compensation practices. That is because it is likely that BNSF's compensation practices and the compensation of its executives will be affected if stockholders overwhelmingly disapprove of the Compensation Committee Report. Further, stockholder disapproval of the Compensation Committee Report likely will affect incentive plan and other compensation proposals that BNSF subsequently will submit for stockholder approval. As such, any statement that suggests that the vote will not affect compensation practices will not only mislead stockholders, but also would provide another basis for exclusion --Rule 14a-8(i)(2) --on the grounds that if implemented, the Proposal would cause BNSF to violate the antifraud provisions of Rule 14a-9.

These ambiguities, particularly when coupled with the inconsistencies in the Proposal and supporting statement, render the Proposal vague and indefinite and therefore misleading.[1] Further, these ambiguities are material --there is a substantial likelihood that a reasonable stockholder would consider the meaning of these terms --particularly the scope and impact of the Proposal, to be important in deciding how to vote on the Proposal. Accordingly, the Proposal falls squarely within parameters of proposals that the Staff has agreed may be excluded in reliance on Rule 14a-8(i)(3).

On numerous occasions, the Staff has permitted the exclusion of stockholder proposals that included inconsistencies and ambiguities that were analogous to those presented by the Proposal, such as the *Sensar Corporation* no-action letter cited above. The Staff's position in *Sensar* is consistent with countless other no-action letters that involved proposals that, like the Proposal, were materially vague and

[1] It should be noted that revision of the Proposal or supporting statement in this instance would be inappropriate as the ambiguity relates to core terms and involves the interaction between the Proposal and the supporting statement as a whole. Allowing the proponent to revise the Proposal would not be merely a matter of omitting a few sentences --any revisions that may be suggested would fundamentally alter the Proposal. *See Staff Legal Bulletin* 14B (clarifying that revisions are appropriate when the challenged proposal contains "some minor defects that could be corrected easily" but not if the proposal would require "detailed and extensive editing in order to bring it into compliance with the proxy rules").

indefinite. *See Puget Energy, Inc.* (Mar. 7, 2002) (excluding a proposal as vague and indefinite where the term "improved corporate governance" was undefined and the supporting statement discussed a range of corporate governance issues without elaborating on which of those were considered "improved corporate governance"); *CBRL Group* (Sep. 6, 2001) (excluding a proposal requesting "full and complete disclosure of all expenses relating to corporate monies being used for personal benefit of the officers and directors and their friends" where none of the material terms were adequately defined); *see also IDACORP, Inc.* (Jan. 9, 2001) (excluding a proposal that required the company to determine the meaning of the phrase "service area ... outside the United States" as overly vague and indefinite); *Bristol-Myers Squibb Co.* (Feb. 1, 1999) (excluding a proposal requesting "the Company adopt a policy not to test its products on unborn children or cannibalize their bodies, but pursue preservation, not destruction, of their lives").

As was the case in each of those letters, neither the stockholders voting on the Proposal nor BNSF in implementing the Proposal will be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Based on this possibility, the Proposal falls squarely within the parameters of Rule 14a-9 and may be omitted in reliance on Rule 14a-8(i)(3).

c. Any Action Ultimately Taken upon Implementation of the Proposal Would Be Different from the Type of Action Envisioned by Stockholders at the Time That Their Votes Were Cast

The Commission long has recognized that a stockholder proposal is materially misleading where "any actions ultimately taken by the company upon implementation of th[e] proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal." *Occidental Petroleum Corp.* (Feb. 11, 1991) (excluding a proposal that requested that "stockholders have the right to vote on present as well as future shares that are issued and outstanding in regard to buyback of shares"); *Southeast Banking Corporation* (Feb. 8, 1982) (excluding a proposal that requested that the company "refrain from any activities which may lead to its acquisition by other corporations or by which it acquires other corporations including acquisitions by way of mergers"). In this case, inconsistencies between the Proposal and supporting statement make it likely that any actions ultimately taken by the company upon implementation of the Proposal could be significantly different from the actions envisioned by the stockholders upon voting on the Proposal.

While it is not entirely clear, the resolved clause of the Proposal appears fairly circumscribed --it requests the adoption of a policy that would allow stockholders to vote on an advisory management resolution approving the Compensation Committee Report. If a stockholder casts a vote regarding the Proposal based exclusively on the resolved clause, such stockholder likely would interpret the Proposal as seeking the adoption of a policy that would, if implemented, allow stockholders to vote on a resolution from BNSF seeking "approval" of the Compensation Committee Report.

Stockholders, however, will not be voting exclusively on the resolved clause - the Proposal is accompanied by a supporting statement, which read in conjunction with the resolved clause, renders the Proposal materially misleading. Based on the supporting statement, stockholders likely would believe that approval of the Proposal would offer them direct and binding influence on the compensation practices of BNSF's Compensation and Development Committee. In reality, not only will the vote of the stockholders advocated by the Proposal be merely advisory, but it will apply to the compensation of executives for the *last completed fiscal year*, making any stockholder input on the disclosed compensation packages and practices not only non-binding, but moot.

The inconsistencies between the Proposal and the supporting statement make it likely that the action ultimately taken upon the implementation of the Proposal could be quite different from the action envisioned by the stockholders at the time their votes were cast --providing a basis for exclusion under Rule 14a-8(i)(3).

An example of an instance in which the Staff permitted the exclusion of a stockholder proposal that included inconsistencies and ambiguities that were analogous to those presented by the Proposal is *Wal-Mart Stores* (Apr. 2, 2001). In that letter, the Staff agreed with Wal-Mart that it could exclude a stockholder proposal requesting that the company report on the use of genetically modified "products." From the language of the proposal, it appeared that the proposal encompassed all forms of genetically modified products, such as plastics and other products manufactured by the company. The supporting statement, however, suggested that the proposal only was directed at genetically modified foods. Based on the inconsistency between the proposal and its supporting statement, the Staff agreed with Wal-Mart that the action ultimately taken upon the implementation of the proposal could be quite different from the action envisioned by the stockholders at the time their votes are cast. Accordingly, it granted relief under Rule 14a-8(i)(3).

The Staff's position in *Wal-Mart* reflects a long line of no-action letters in which the Staff has agreed that Rule 14a-8(i)(3) is available where the action ultimately taken upon the implementation of a stockholder proposal could be quite different from the action envisioned by the stockholders at the time their votes were cast. *See, e.g., Philadelphia Electric Company* (Jul. 30, 1992) (excluding a proposal to establish a committee of stockholders to present a plan "that will in some measure equate with the gratuities bestowed on Management, Directors, and other employees"); *NYNEX Corporation* (Jan. 12, 1990) (excluding a proposal requiring the corporation to "not interfere in the government policy of any foreign government"). Much like the proposals in each of those letters, the action ultimately taken upon the implementation of the Proposal could be quite different from the action envisioned by the stockholders at the time their votes were cast. As a result, BNSF may omit the Proposal from its proxy materials in reliance on Rule 14a-8(i)(3).

2. BNSF May Exclude the Proposal in Reliance on Rule 14a-8(i)(7) on the Basis that it Relates to Ordinary Business Matters

Rule 14a-8(i)(7) permits a company to exclude a stockholder proposal if it relates to "a matter relating to the company's ordinary business operations." We respectfully submit that the Proposal relates to BNSF's ordinary business matters. While we recognize that the Staff generally has taken the position that stockholder proposals relating to senior executive compensation may not be excluded in reliance on Rule 14a-8(i)(7), the Proposal does not address senior executive compensation --instead it relates to ordinary business disclosures, which is an ordinary business matter.

As the supporting statement attempts to make clear, the Proposal will not affect any person's compensation or the approval of any compensation-related proposal submitted for a vote of stockholders at the same or any other meeting of stockholders. It simply is limited to the approval of the Compensation Committee Report, and not the underlying compensation practices of BNSF, providing yet another basis for exclusion under Rule 14a-8(i)(7). The Staff has taken the position that decisions with respect to the content and presentation of standard company reports are matters constituting "ordinary business operations." *See Long Island Lighting Company* (Feb. 22, 1996) (excluding a proposal that the company expand its proxy statement disclosures as a matter within the ordinary business of the company, "i.e., presentation of disclosure in the Company's reports to shareholders").

BNSF and the members of its Compensation and Development Committee are responsible for the full, timely and accurate disclosure of the compensation information required by Item 402 of Regulation S-K. The completion and filing of the Compensation Committee Report is one of the requirements of Item 402. How the committee and the company present the requisite information in the Compensation Committee Report (and on a go-forward basis, the Compensation Discussion and Analysis) is a matter within the ordinary business of the company and not appropriately subject to the approval or disapproval of the company's stockholders. *See ConAgra, Inc.* (Jun. 10, 1998) (excluding a proposal requiring the company to supplement its Form 10-K and other periodic reports as relating to the ordinary business operations of the company); *Southwest Gas Corporation* (May 6, 1996) (excluding a proposal that the company expand its proxy statement disclosures as a matter within the ordinary business of the company).

Further, to the extent that the Proposal seeks to ensure that the Compensation and Development Committee's disclosures are complete and comply with Item 402, BNSF may exclude the Proposal in reliance on the grounds that it relates to legal compliance. *Halliburton Company* (Mar. 10, 2006) (proposal requesting a report on the policies and procedures adopted and implemented to reduce or eliminate the reoccurrence of violations and investigations discussed in the proposal and the potential damage to the company's reputation and stock value, excludable as relating to a legal compliance program); *Allstate Corporation* (Feb. 16, 1999) (proposal requesting the investigation of illegal activity at Allstate, excludable as relating to the general conduct of a legal compliance program).

The fact that the Proposal would require stockholder approval of the Compensation Committee Report does not change any of the analysis above. On numerous occasions, the Staff has taken the position that Rule 14a-8(i)(7) permits the exclusion of stockholder proposals seeking to require stockholder approval of ordinary business matters. *See, e.g., Chevron Corporation* (Feb. 24, 2006) (excluding proposal requesting stockholder approval of all contributions, gifts, grants or any other form of withdrawal of corporate funds for special purposes which exceed $100,000); *AmSouth Bancorporation* (Jan. 12, 2006) (excluding proposal requesting that significant percentage of future awards of restricted stock be tied to specific performance metrics and, that future awards of restricted stock not be prematurely released or substantially altered without stockholder approval).

Based on the foregoing, we respectfully submit that BNSF may omit the Proposal from its proxy materials in reliance on Rule 14a-8(i)(7).

Conclusion

As discussed above, the Proposal is materially misleading in violation of Rule 14a-9 of the proxy rules and further, it relates to the ordinary business operations of BNSF. As a result, and based on the facts and the no-action letter precedent discussed above, BNSF intends to exclude the Proposal from its proxy materials in reliance on Rule 14a-8(i)(3) and Rule 14a-8(i)(7). By this letter, I request confirmation that the Staff will not recommend enforcement action to the Commission if BNSF excludes the Proposal from its Annual Meeting proxy materials in reliance on Rule 14a-8(i)(3) and Rule 14a-8(i)(7).

If you have any questions regarding this request or desire additional information, please contact me at (817) 352-3466.

Very truly yours,

Judya Catter / for Jeffrey T. Williams

Jeffrey T. Williams

cc: Emil Rossi
John Chevedden

EXHIBIT A

Emil Rossi
P.O. Box 249
Boonville, CA 95415

Mr. Matthew K. Rose Chairman
Burlington Northern Santa Fe Corporation (BNI)
2650 Lou Menk Drive
Fort Worth TX 76131

Rule 14a-8 Proposal

Dear Mr. Rose,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
T: 310-371-7872
olmsted7p@earthlink.net
(In the interest of saving company expenses please communicate via email.)

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal.

Sincerely,
Emil Rossi   Oct 2 2006

cc: Jeffrey R. Moreland
Corporate Secretary
PH: 800 795-2673
FX: 817 352-7171
FX: 817-333-2377
Jeffrey T. Williams
Senior General Attorney
PH: 817-352-3466
FX: 817-352-7635

[Rule 14a-8 Proposal, November 7, 2006]

3 - Shareholder Vote on Executive Pay

RESOLVED, shareholders ask our board of directors to adopt a policy that shareholders be given the opportunity to vote on an advisory management resolution at each annual meeting to approve the Compensation Committee report in the proxy statement.

The policy should provide that appropriate disclosures will be made to ensure that stockholders fully understand that the vote is advisory, will not affect any person's compensation and will not affect the approval of any compensation-related proposal submitted for a vote of stockholders at the same or any other meeting of stockholders.

It is essential that the disclosure for this annual vote include disclosure of the percentage of total executive pay and benefits that are performance-based -- meaning linked to demonstrable performance criteria measured by our company's performance compared to its peer companies.

Emil Rossi, P.O. Box 249, Boonville, Calif. 95415 sponsors this proposal.

The current rules governing senior executive compensation do not give stockholders enough influence over pay practices. In the United Kingdom, public companies allow stockholders to cast an advisory vote on the "directors remuneration report." Such a vote is not binding, but allows stockholders a clear voice that could help reduce excessive pay. Stockholders do not have any mechanism for providing ongoing input at our company. See "Pay Without Performance" by Lucian Bebchuk and Jesse Fried.

It is also important to take one step forward and support this proposal since our 2006 governance standards were not impeccable. For instance in 2006 it was reported (and certain concerns are noted):

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ an independent investment research firm rated our company "High Concern" in executive pay - $14 million CEO pay in one year.
- We had no Independent Chairman or Lead Director - Independent oversight concern.
- Cumulative voting was not allowed.
- Four of our outside directors reported non-director links with our company -- Independence concern.
- Our full Board met only 6-times in a year.
- Our key Audit Committee met only 6-times in a year.
- The chairman of our Audit Committee had 26-years director tenure - Independence concern.
- Two directors owned zero shares - Commitment concern.
- Plus zero-shares director Mr. Racicot had 5-years to buy stock.

Our following directors served on boards rated D by the Corporate Library:

1) Ms. Martinez	Anheuser-Busch (BUD)	D-rated
	Fluor (FLR)	D-rated
2) Mr. Whitacre	Anheuser-Busch (BUD)	D-rated
	AT&T (T)	D-rated
3) Mr.Boeckmann	Fluor (FLR)	D-rated
4) Mr. Racicot	Allied Capital (ALD)	D-rated
5) Mr. Watts	Clear Channel (CCU)	D-rated
	Terex (TEX)	D-rated
6) Mr. Roberts	Abbott Laboratories (ABT)	D-rated

7) Mr. Cook Crane (CR) D-rated

Additionally Mr. Whitacre and Mr. Boeckmann were CEOs (Over-commitment concern) and had non-director links to our company (Independence concern). Plus Mr. Whitacre chaired our key Nomination Committee.

The above status shows there is room for improvement and reinforces the reason to take one step forward now and vote yes for:

Shareholder Vote on Executive Pay
Yes on 3

Notes:
The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will he held until after the annual meeting and the proposal will be presented at the annual meeting.
Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

[redacted]

From: CFLETTERS
Sent: Tuesday, January 30, 2007 9:08 AM
To: [redacted]
Cc:
Subject: FW: Burlington Northern Santa Fe Corporation (BNI) Shareholder Position on Company No-Action Request (Emil Rossi)

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Monday, January 29, 2007 11:44 PM
To: CFLETTERS
Cc: Jeffrey T. Williams
Subject: Burlington Northern Santa Fe Corporation (BNI) Shareholder Position on Company No-Action Request (Emil Rossi)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 29, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Burlington Northern Santa Fe Corporation (BNI) Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Shareholder Vote on Executive Pay Emil Rossi

Ladies and Gentlemen:

This is an initial response to the company December 28, 2006 no action request. Shareholder receipt was delayed until January 3, 2007 because the company would only spend 87-cents to mail it.

The Staff said in Sara Lee Corporation (September 11, 2006) in regard to permitting to a similarly worded rule 14a-8 proposals to be updated:
³Accordingly, a proposal that is revised to replace the phrase 'report of the Compensation and Employee Benefits Committee' with the phrase 'the Compensation Discussion and Analysis' may not be omitted under rule 14a-8 (i) (3) .²

Thus it appears that the Sara Lee precedent shows that the topic of this proposal is a valid rule 14a-8 topic and sets a precedent to update the text of rule 14a-8 proposals in conformance with recent rule changes. I believe that such an opportunity to update rule 14a-8 proposal text should apply to at least proposals submitted for the 2007 proxy season most of which were required to already be submitted and were thus submitted within 3-months of the Sara Lee definitive proxy date of September 22, 2006.

In discussing Rule 14a-8 (i) (3) SLB 14B states:
"We have had, however, a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that comply generally with the substantive requirements of rule 14a-8, but contain some minor defects that could be corrected easily."

Like Sara Lee this rule 14a-8 proposal should thus be allowed to conform to the new disclosure rules because the change is minor in nature and does not alter the substance of the proposal.

The company seems to incorrectly suggest that in drafting a rule 14a-8 proposal a shareholder should be as currently informed on company executive compensation disclosure rules as a company securities lawyer.

The company does not claim that the significance of Sara Lee Corporation (September 11, 2006) was widely reported. The company does not claim that one proxy season has elapsed since the new CD&A reporting requirement.

The company does not claim that the proponent of the Sara Lee rule 14a-8 proposal was given any special consideration because it was a small entity that does not regularly retain attorneys.

The company does not claim that ³only² prefaced this text in Sara Lee Corporation (September 11, 2006) : ³because the requirements for the Compensation Committee Report were revised following the deadline for submitting proposals, we believe that the proposal may similarly be revised to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding named executive officer compensation that is included in the Compensation Discussion and Analysis.²

Excluding this topic by disallowing an update of five words would seem to be counter to the increasing interest of the Securities and Exchange Commission in addressing excessive executive pay as highlighted in this article, ³SEC puts bosses' pay in spotlight,² which includes a quote by SEC Chairman Christopher Cox:

³SEC puts bosses' pay in spotlight
³10 Jan 2007
³Compensation & Benefits. CSR & Governance.
Investors in American corporations are to get a much clearer idea of the sorts of rewards being lavished on top executives, and whether they are worth it, under new disclosure rules.

³The pay and perks of America's top executives are to come under much closer scrutiny following the agreement of new rules by the Securities and Exchange Commission.

³The new system of disclosure is expected to show more clearly, and in much greater detail, what sort of compensation, salaries and bonuses senior executives in listed companies are taking home.

³The scorecard disclosures, outlined in annual reports and proxy statements, will come closer than ever to a full accounting of total compensation for companies' top two executives and the next three highest-paid executives, said the Associated Press.

³ ŒThe new disclosure requirements will be easier for companies to prepare and for investors to understand,¹ said SEC Chairman Christopher Cox.

³ ŒThe SEC, in a very short amount of time for a regulator, has pushed through very sweeping pay disclosures that, for the first time, will give investors a very clear picture of CEO pay,¹ added Amy Borrus, deputy director of the Council of Institutional Investors. ŒThe big picture is a very big win for investors.¹

³Investors wondering whether top executives are earning their pay have always been able to look for evidence in annual reports and proxies but key parts of this information often were buried in footnotes. Š²

The full text of the Sara Lee Staff Response Letter is:
September 11, 2006
Response of the Office of Chief Counsel Division of Corporation Finance
Re: Sara Lee Corporation Incoming letter dated June 29, 2006 The proposal urges the board to adopt a policy that stockholders be given the opportunity at each annual meeting to vote on an advisory resolution to approve the report of the Compensation and Employee Benefits Committee.

There appears to be some basis for your view that the proposal may be materially false or misleading under rule 14a-8 (i) (3) . In arriving at this position, we note that the Board's Compensation Committee Report will no longer be required to include a discussion of the compensation committee's "policies applicable to the registrant's executive officers" (as required previously under Item 402 (k) (1) of Regulation S-K) and, instead, will be required to state whether: (a) the compensation committee has reviewed and discussed the Compensation Discussion and Analysis with management; and (b) based on the review and discussions, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's annual report on Form 10-K and, as applicable, the company's proxy or information statement. The proposal's stated intent to "allow stockholders to express their opinion about senior executive compensation practices" would be potentially materially misleading as shareholders would be voting on the limited content of the new Compensation Committee Report, which relates to the review, discussions and recommendations regarding the Compensation Discussion and Analysis disclosure rather than the company's objectives and policies for named executive officers described in the Compensation Discussion and Analysis. However, because the requirements for the Compensation Committee Report were revised following the deadline for submitting proposals, we believe that the proposal may similarly be revised to make clear that the advisory vote would relate to the description of the company's objectives and policies regarding named executive officer compensation that is included in the Compensation Discussion and Analysis. Accordingly, a proposal that is revised to replace the phrase "report of the Compensation and Employee Benefits Committee" with the phrase "the Compensation Discussion and Analysis" may not be omitted under rule 14a-8 (i) (3) .

We are unable to concur in your view that Sara Lee may exclude the proposal under rule 14a-8 (i) (2) . Accordingly, we do not believe that Sara Lee may omit the proposal from its proxy materials in reliance on rule 14a-8 (i) (2) .

We are unable to concur in your view that Sara Lee may exclude the proposal under rule 14a-8 (i) (7) . Accordingly, we do not believe that Sara Lee may omit the proposal from its proxy materials in reliance on rule 14a-8 (i) (7) .

Sincerely,

/s/

Ted Yu
Special Counsel

In regard to the company argument in ³References to Shareholder Input,² shareholders have no material mechanism for providing ongoing input at the company. To mail a letter to an address in the proxy statement is not a material mechanism for providing ongoing input for shareholders who have $26 billion invested in the company.

In regard to the company argument in ³References to Lead Director,² the company has a rotating presiding director still not a lead director.
Perhaps a rotating presiding director could lean toward being called a lead director if the Chairman rotated as often as the rotating presiding director did. Under the company¹s rotating presiding director system, as soon as a rotating director gets up to speed on his job he rotated out.

Since 1992, the Staff has consistently taken the position that proposals dealing with the compensation of "senior executives" may not be omitted in reliance on the ordinary business exclusion.

The following company purported precedents do not have the same key focus on the compensation of "senior executives" as the pending rule 14a-8 proposal:
Long Island Lighting Co.
WSB No.: 022696020
Public Availability Date: Thursday, February 22, 1996
Abstract:
A shareholder proposal, which requests that this company expand the disclosure in its proxy statement to include data on stock price, the consumer price index, the common stock dividend, average company worker salary and total CEO compensation, may be omitted from the company's proxy material under rule 14a-8 (c) (7) .

ConAgra, Inc.
WSB No.: 061598005
Public Availability Date: Wednesday, June 10, 1998
Abstract:
A shareholder proposal, which urges this company's board of directors to establish a political contribution program and publish those guidelines, as well as comprehensive disclosure on the recipient of such contributions, in the company's annual report to shareholders and Form 10-K, may be omitted from the company's proxy material under rule 14a-8 (c) (7) . The staff particularly notes that the proposal would involve matters relating to the company's ordinary business operations since it requires the company to supplement the disclosures made in its annual report on Form 10-K and other periodic reports.

Southwest Gas Corp.
WSB No.: 050696011
Public Availability Date: Monday, May 6, 1996
Abstract:
A shareholder proposal, which mandates that this company expand the executive compensation disclosure in the proxy statement to include data on share price, net earnings, common share dividend, average nonexecutive worker salary, and total CEO compensation, may be omitted from the company's proxy material under rule 14a-8 (c) (7) .

For the above reasons it is respectfully requested that concurrence not be granted to the company. And if necessary an opportunity be granted to make revisions[2] as in Sara Lee Corporation (September 11, 2006) and in accordance with SLB 14B. In the Sara Lee precedent, the proponent did not even ask for the opportunity [3]to make revisions[2] in accordance with SLB 14B, yet the proponent was granted the opportunity.

It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal since the company had the first letter.

Sincerely,

John Chevedden

cc:
Emil Rossi
Jeffrey T. Williams <Jeffrey.williams@bnsf.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 31, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Burlington Northern Santa Fe Corporation
Incoming letter dated December 28, 2006

The proposal asks the board to adopt a policy that shareholders be given the opportunity at each annual meeting to vote on an advisory management resolution to approve the report of the Compensation Committee in the proxy statement.

There appears to be some basis for your view that BNSF may exclude the proposal under rule 14a-8(i)(3), as materially false or misleading under rule 14a-9. Accordingly, we will not recommend enforcement action to the Commission if BNSF omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which BNSF relies.

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser

END